EXHIBIT 99.1

Wanda Sports Enters into Agreement to Sell The IRONMAN Group to Advance
BEIJING, March 26, 2020 (GLOBE NEWSWIRE) – Wanda Sports Group Company Limited (the “Company” or “Wanda Sports Group”) (NASDAQ: WSG) today announced that it has entered into a definitive stock purchase agreement with Advance, a private, family-owned business, to sell The IRONMAN Group in an all cash transaction at an enterprise value of $730 million (subject to customary purchase price adjustments).
The IRONMAN Group is comprised of a global portfolio of mass participation sports events, across triathlon, running, trail running, cycling and mountain biking.  As part of the agreement, Wanda Sports Group will continue to operate IRONMAN® and IRONMAN® 70.3® triathlon series, Rock 'n' Roll Marathon Series® and Epic Series® off-road mountain bike series races of The IRONMAN Group in China under an exclusive license agreement.
Hengming Yang, President and CEO of Wanda Sports Group, said: “This transaction represents a great outcome for both parties. Advance is acquiring the world’s largest organizer of mass participation sports events and a portfolio of brands synonymous with excellence, and we will unlock significant value for our shareholders.
“Looking ahead, we will continue to leverage the strengths of our Infront and Wanda Sports China businesses to expand our global sports, media and marketing platform,” added Mr. Yang. “Our focus remains on ensuring our long-term partners get the most out of every event by increasing appeal, reach and fan engagement, organizing, operating and licensing popular mass participation events, and strengthening our foothold in China to serve the large and fast growing sports market. We will also benefit from a stronger balance sheet as we execute our strategy and create shareholder value.”
Andrew Messick, President & CEO of The IRONMAN Group, said: “We thank Wanda Sports Group for its support over the past four years and are proud of what we have accomplished together.  We look forward to continuing our work in China with Wanda Sports Group in the coming years.  Further, we are excited to join forces with Advance and benefit from its breadth of expertise as we continue to deliver the exceptional experiences for which we are known.”
Based in New York, Advance owns, operates and invests in companies spanning media, entertainment, technology, communications and education.
Subsequent to the sale, Wanda Sports Group will continue to operate three business segments – Mass Participation, Spectator Sports, and Digital, Production, Sports Solutions (DPSS).  For its international Mass Participation business, the Company, through Infront, will continue to organize, operate and license a broad portfolio of mass participation sports events for amateur athletes, with the focus on running, hiking, road cycling, fitness competitions, and obstacle course racing.  In China, the Company has a combination of an existing portfolio of city marathons, such as the Chengdu Marathon and Shenyang International Marathon, and races and events that the Company has rights to under the exclusive license agreement with The IRONMAN Group.
The sale is subject to customary conditions, including regulatory approval, and is expected to close in the second quarter of 2020.  The Company intends to use the net proceeds from the sale to repay the principal amount of US$230 million and related interest and fees outstanding under the Credit Suisse facility and the US$50 million outstanding under a promissory note issued to Wanda Sports & Media (Hong Kong) Holding Co. Limited.  As to the balance of the proceeds, the Company intends to use all or a substantial portion of them to fund dividends or share buy-backs, subject to shareholder approval.
Credit Suisse acted as the exclusive financial advisor and Reed Smith LLP acted as the legal advisor to Wanda Sports Group in this transaction. Advance was advised by BofA Securities and Sullivan & Cromwell LLP.
About Wanda Sports Group
Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through our businesses, including Infront and, pending its sale, The IRONMAN Group, we have significant intellectual property rights, long-term relationships and broad execution capabilities, enabling us to deliver unrivalled sports event experiences, creating access to engaging content and building inclusive communities. We offer a comprehensive array of events, marketing and media services through three primary segments: Mass Participation, Spectator Sports and Digital, Production, Sports Solutions (DPSS). Our full-service platform creates value for our partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.
Headquartered in China, Wanda Sports Group has more than 60 offices and 1,600 employees around the world.  For more information, please visit http://investor.wsg.cn/investor-relations.
Cautionary Statement Regarding Forward-Looking Statements
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.   All forward-looking statements speak only as of the date of this press release and are expressly qualified in their entirety by the cautionary statements included in this press release.  The Company disclaims any obligation to update or revise forward-looking statements that may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.

For investor and media inquiries, please contact:
In China:

Wanda Sports Group
Edith Kwan
Tel: +86 (10) 8558 7456
E-mail: ir@wsg.cn
In the United States:
Sard Verbinnen & Co
Paul Scarpetta
E-mail: WandaSports-SVC@SARDVERB.com